UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF

INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ALITHEIA RESOURCES INC.

CGG

CGG HOLDING B.V.

CGG HOLDING (U.S.) INC.

CGG LAND (U.S.) INC.

CGG MARINE B.V.

CGG SERVICES (U.S.) INC.

VIKING MARITIME INC.

(Names of applicants)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

+33 1 64 47 45 00

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
First Lien Senior Secured Notes due 2023	Up to approximately $805 million, less an upfront reduction of up to $150 million (the “Issue Amount”)

Approximate date of the proposed offering:

On or before February 28, 2018

Name and address of agent for service:

Cogency Global Inc.

10 E. 40th Street, 10th floor

New York, NY 10016

with a copy to:

Linklaters LLP

Attention: Luis Roth

25 rue de Marignan

Paris 75008

France

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

EXPLANATORY NOTE

This Amendment No. 2 to Form T-3 (this “Amendment”) is being filed on behalf of Alitheia Resources Inc., CGG S.A., CGG Holding B.V., CGG Holding (U.S.) Inc., CGG Land (U.S.) Inc., CGG Marine B.V., CGG Services (U.S.) Inc. and Viking Maritime Inc. (collectively, the “Applicants”). This Amendment is being filed solely to (a) provide updated information in Items 3, 4, 5 and 7 below and (b) replace the previously filed Exhibits T3A1, T3A2, T3A3, T3A4, T3A5, T3A6, T3A7, T3A8, T3B1, T3B2, T3B3, T3B4, T3B5 and T3C with new Exhibits T3A1, T3A2, T3A3, T3A4, T3A5, T3A6, T3A7, T3A8, T3B1, T3B2, T3B3, T3B4, T3B5 and T3C, respectively, filed herewith and update the Exhibits list. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

GENERAL INFORMATION

2.	Securities Act exemption applicable

Pursuant to the terms set forth in the draft plan prepared under the safeguard procedure (procedure de sauvegarde) of CGG S.A. under articles L.620-1 ff. of the French Code de commerce (the “Safeguard Plan”) and the Joint Chapter 11 Plan of Reorganization of the Applicants (other than CGG S.A.) and certain other subsidiaries of CGG S.A. (as may be amended or modified, the “Plan of Reorganization”), the Company, on or before February 28, 2018, expects to issue First Lien Senior Secured Notes due 2023 (the “Notes”) in a principal amount equal to approximately $805 million (reflecting an equal principal amount of secured debt that may be exchanged for the Notes pursuant to the Plan of Reorganization), less up to $150 million of new money proceeds that may be used to repay the secured debt and reduce the corresponding amount of Notes to be issued.

The Notes will be issued under the Indenture to be qualified hereby (the “Indenture”), to be entered into by and among the Applicants, The Bank of New York Mellon, London Branch, as trustee, principal paying agent, calculation agent, transfer agent, collateral agent and international security agent, The Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and The Bank of New York Mellon, as U.S. collateral agent. The form of the Indenture is attached hereto as Exhibit T3C.

The issuance of the Notes and related guarantees will be made in reliance on the exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code, as amended (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor under the plan; (ii) the recipients of the securities must hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense in the case concerning the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interests in the debtor, or “principally” in such exchange and partly for cash or property. On October 16, 2017, the United States Bankruptcy Court for the Southern District of New York entered its confirmation order, which confirmed that the issuance of the Notes complies with the aforementioned requirements of Section 1145(a)(1) of the Bankruptcy Code and, accordingly, will be exempt from the registration requirements of the Securities Act.

AFFILIATIONS

3.	Affiliates

For purposes of this Application only, certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant.

As of December 31, 2017, to the Applicants’ knowledge, Bpifrance Participations S.A. and IFP Energies Nouvelles held respectively 2,069,686 and 107,833 fully paid ordinary shares of CGG S.A., giving Bpifrance Participations S.A. and IFP Energies Nouvelles, respectively, 9.35% and 0.49% of the share capital and 10.90% and 0.48% of the voting rights at such date. Bpifrance Participations S.A. and IFP Energies Nouvelles have previously indicated to the AMF (L’Autorité des marchés financiers) that they vote in concert. See Item 5, “Principal owners of voting securities”, for the percentages of voting securities of CGG S.A. owned by them.

Following the restructuring as described in the Safeguard Plan and Plan of Reorganization (the “Restructuring Plan”) and investments in new money (and after exercise of Warrants #3, Backstop Warrants and Coordination Warrants with an exercise price of €0.01 per new share, but before exercise of Warrants #1 and Warrants #2, each as defined in the free English translation of the Safeguard Plan attached as Exhibit B to the Disclosure Statement filed as Exhibit T3E to the Form T-3 dated August 30, 2017) and assuming the rights issue with preferential subscription rights to CGG S.A.’s existing shareholders (the “Rights Issue”) described in the Restructuring Plan is fully subscribed in cash, CGG S.A.’s share capital will be held 13.4% by existing shareholders, 5.0% by holders of the convertible bonds referred to in item 7 (the “Convertible Bonds”) and 81.6% by holders of the senior notes referred to in item 7 (the “Senior Notes”).

The following is a list of the other affiliates of the Applicants as of the date hereof, each a direct or indirect subsidiary of CGG S.A.

Name	Place of incorporation	Percentage of voting securities owned by CGG S.A.
CGG Services SAS	France	100.0
CGG Explo SARL	France	100.0
Geomar SAS	France	100.0
CGG Holding BV	Netherlands	100.0
CGG Marine BV	Netherlands	100.0
CGG Services (NL) BV	Netherlands	100.0
CGG International SA	Switzerland	100.0
CGG Data Services SA	Switzerland	100.0
CGG Services (Norway) AS	Norway	100.0
Exploration Investment Resources II AS	Norway	100.0
Exploration Vessel Resources II AS	Norway	100.0
CGG Services (UK) Limited	United Kingdom	100.0
CGG do Brasil Participaçoes Ltda	Brazil	100.0
Veritas do Brasil Ltda	Brazil	100.0
LASA Prospeccoes SA	Brazil	100.0
CGG Mexico, SA de CV	Mexico	100.0
Geoinnovation Corporativa S. de RL de CV	Mexico	100.0
Vitzel S.A. de C.V.	Mexico	100.0
CGG Holding (U.S.) Inc.	Delaware, United States of America	100.0

CGG Services (U.S.) Inc.	Delaware, United States of America	100.0
CGG Land (U.S.) Inc.	Delaware, United States of America	100.0
CGG Canada Services Ltd	Canada	100.0
CGG Services (Canada) Inc.	Canada	100.0
CGG Services (Australia) Pty Ltd	Australia	100.0
CGG Aviation (Australia) Pty Ltd	Australia	100.0
CGGVeritas Services (B) Sdn Bhd	Brunei	100.0
PT CGG Services Indonesia	Indonesia	95.0
CGG Services India Private Ltd	India	100.0
CGG Technology Services (Beijing) Co. Ltd	China	100.0
CGG Services (Singapore) Pte Ltd	Singapore	100.0
CGG Services (Malaysia) Sdn Bhd	Malaysia	100.0
CGG Vostok	Russia	100.0
Sercel Holding SAS	France	100.0
Sercel SAS	France	100.0
Sercel-GRC	Oklahoma, United States of America	100.0
Sercel Inc.	Oklahoma, United States of America	100.0
Hebei Sercel-Junfeng Geophysical Prospecting Equipment Co. Ltd	China	51.0
Sercel Singapore Pte Ltd	Singapore	100.0
De Regt Marine Cables BV	Netherlands	100.0

The following is a list of the other affiliates of the Applicants as of the date hereof, which are not subsidiaries of CGG S.A.

Name	Place of incorporation	Percentage of voting securities owned by CGG
CGG Eidesvik Ship Management AS	Norway	49.0
PT Elnusa-CGGVeritas Seismic	Indonesia	49.0
PTSC CGGVeritas Geophysical Survey Limited	Vietnam	49.0
Argas	Saudi Arabia	49.0
Seabed Geosolutions BV	The Netherlands	40.0
Veri-Illuq Geophysical Ltd	Canada	49.0
Yamoria Geophysical Ltd	Canada	49.0
Petroleum Edge Limited	United Kingdom	50.0
Reservoir Evaluation Services LLP	Kazakhstan	49.0
Global Seismic Shipping AS	Norway	50.0

MANAGEMENT AND CONTROL

4.	Directors and executive officers

The table below sets forth the names of, and all offices held by, each Applicant’s directors and executive officers, as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”) as of the date hereof.

On the restructuring effective date, all managers, directors and other members of the existing boards or governance bodies of the Applicants (unless such persons have resigned or been dismissed in accordance with applicable law), as applicable, will continue to hold office and will continue to have authority from and after such time, solely to the extent not expressly excluded in the roster of the applicable new boards of the Applicants following the restructuring. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Applicants will disclose in advance of the confirmation hearing by the US bankruptcy court the identity and affiliations of the individuals serving (or selected to serve) on the new boards, as well as those persons who are serving (or will serve) as an officer of any of the reorganized Applicants, if any. Each such director and officer shall serve from and after the restructuring effective date pursuant to the terms of the new organizational documents and other constituent documents of the reorganized Applicants.

The structure and composition of CGG S.A.’s board of directors following the restructuring will be determined in consultation funds owned, managed or advised by DNCA Finance (“DNCA”) and the members of the ad hoc committee of holders of Senior Notes who have become and remain shareholders of CGG S.A.

Under the Restructuring Plan, the structure and composition of the board of CGG S.A. will comply with the AFEP MEDEF Code in France and be determined as soon as practicable, but in any case no later than three (3) months after the restructuring effective date.

Alitheia Resources Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director, Treasurer, SVP Finance & Services
Colin Murdoch	Director
Luc Schlumberger	Director, President
Matthew Bognar	SVP MCNV Western Hemisphere
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

CGG S.A.

Directors and Executive Officers	Position
Remi Dorval	Chairman
Jean-Georges Malcor	Chief Executive Officer & Director
Loren Carroll	Independent Director
Michael Daly	Independent Director
Marie-Laetitia Vassort, permanent representative of Bpifrance Participations	Director
Didier Houssin	Director
Anne-France Laclide	Independent Director
Gilberte Lombard	Independent Director
Hilde Myrberg	Director
Robert Semmens	Director
Kathleen Sendall	Independent Director
Stéphane-Paul Frydman	Group Chief Financial Officer
Pascal Rouiller	Chief Operating Officer
Sophie Zurquiyah	Chief Operating Officer

The mailing address for each director and executive officer listed above is Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France.

CGG Holding B.V.

Directors and Executive Officers	Position
Béatrice Place-Faget	Managing Director
Agathe Cottin	Managing Director

The mailing address for each director and executive officer listed above is Bordewijklaan 58, 2591 XR Den Haag, Netherlands.

CGG Holding (U.S.) Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Stéphane-Paul Frydman	Director
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

CGG Land (U.S.) Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Luc Schlumberger	EVP Latin America
Michael Bertness	VP US Land Library
Matthew Bognar	SVP MCNV Western Hemisphere
Gary Wilson	Country Manager
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

CGG Marine B.V.

Directors and Executive Officers	Position
Eva Marina Rudin	Managing Director
Agathe Cottin	Managing Director

The mailing address for each director and executive officer listed above is Bordewijklaan 58, 2591 XR Den Haag, Netherlands.

CGG Services (U.S.) Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Luc Schlumberger	Director and EVP MCNV Division
Matthew Bognar	SVP Marine MCNV Division
Jerry Young	SVP Processing & Imaging Division
Rob Mayer	SVP Hampson-Russell Reservoir Division
Michael Bertness	VP Land MCNV Division
Gary Wilson	Country Manager
Chad Meintel	Secretary
Sophie Zurquiyah	SEVP GGR
Oliver Guy	President Robertson
Mark Weber	SVP Robertson
Kamal Al-Yahya	VP Geosoftware

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

Viking Maritime Inc.

Directors and Executive Officers	Position
Vincent M. Thielen	Director and Treasurer, SVP Finance & Service
Colin Murdoch	Director and President
Luc Schlumberger	Director
Yves Rastoin	EVP
Chad Meintel	Secretary

The mailing address for each director and executive officer listed above is 10300 Town Park Drive, Houston, TX 77072, United States of America.

5.	Principal owners of voting securities

The following table sets forth information as to each person owning 10% or more of the voting securities of each Applicant as of the date hereof.

Alitheia Resources Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of Alitheia Resources Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Services (U.S.) Inc. Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

CGG S.A.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG S.A., a Guarantor, as of December 31, 2017.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned(1)
Bpifrance Participations S.A. (formerly named Fonds Stratégique d’Investissement) Address: 27-31 avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France	Ordinary shares	2,069,686	9.35% (10.90% of voting rights)
IFP Energies Nouvelles Address: 1-4 avenue de Bois-Préau, 92500 Rueil Malmaison, France	Ordinary shares	107,833	0.49% (0.48% of voting rights)

Note:

(1)

The Restructuring Plan foresees a Rights Issue and also the issuance of new shares as well as various types of warrants (i.e., Backstop Warrants, Coordination Warrants, Warrants #1, Warrants #2 and Warrants #3), which will cause the ownership of CGG S.A. to change significantly upon consummation of the Restructuring Plan.

To the Applicants’ knowledge, as of December 31, 2017, Bpifrance and IFP Energies Nouvelles, who have previously indicated to the AMF that they vote in concert, held respectively 2,069,686 and 107,833 fully paid ordinary shares of CGG S.A., giving Bpifrance and IFP Energies Nouvelles respectively 10.90% and 0.48% of the voting rights as of such date. CGG S.A.’s statuts (constituent documents) provide that fully paid ordinary shares may be held in either registered form or bearer form at the option of the shareholder. As from May 22, 1997, a double voting right is allocated to all registered form and fully paid-up shares registered in the name of the same holder for at least two years. Substantially all ordinary shares held by CGG S.A.’s shareholders are presently held in bearer form and only a few double voting rights have been granted. As of December 31, 2017, the total number of outstanding ordinary shares was 22,133,149 and the total number of voting rights was 22,558,848. The share capital of CGG S.A. is composed of ordinary shares only.

On January 15, 2018, the board of directors of CGG S.A. authorized the reduction of the nominal value of each of its ordinary shares from €0.80 to €0.01.

CGG Holding B.V.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Holding B.V., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG S.A. Address: Tour Maine Montparnasse 33, avenue du Maine, 75015 Paris, France	Common shares	4,690,512	100%

CGG Holding (U.S.) Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of the Company as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding B.V. Address: Bordewijklaan 58, 2591 XR’s Gravenhage, the Netherlands	Common shares	100	100%

CGG Land (U.S.) Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Land (U.S.) Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Services (U.S.) Inc Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

CGG Marine B.V.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Marine B.V., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding B.V Address: Bordewijklaan 58, 2591 XR’s Gravenhage, the Netherlands	Common shares	759,180	100%

CGG Services (U.S.) Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of CGG Services (U.S.) Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Holding (U.S.) Inc. Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

Viking Maritime Inc.

The table below lists ownership information concerning each person owning 10% or more of the voting securities of Viking Maritime Inc., a Guarantor, as of the date hereof. Such ownership will not change as a result of consummation of the Plan of Reorganization.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
CGG Services (U.S.) Inc. Address: 10300 Town Park Drive, Houston, TX 77072, USA	Common shares	1,000	100%

CAPITAL SECURITIES

7.	Capitalization

The organizational documents of the reorganized obligors prohibit the issuance of non-voting equity securities to the extent required pursuant to section 1123(a)(6) of the Bankruptcy Code.

Set forth below is certain information as to each authorized class of equity securities of the Applicants as of the date hereof (unless otherwise indicated).

Alitheia Resources Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.01 per share	1,000	1,000

CGG S.A.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value €0.01 per share	1,553,175,064	22,133,149

As from May 22, 1997, a double voting right is allocated to all registered and fully paid-up shares registered in the name of the same holder for at least two years.

The double voting right ceases ipso jure for any share having been subject to a conversion to the bearer or a transfer of ownership subject to exceptions provided for by law.

Subject to the provisions set out above, each ordinary share, including each American depositary share (“ADS”) representing an ordinary share, is entitled to one vote per share on any matter presented to the holders of the ordinary shares, with holders of ADSs to vote through the depositary with respect to their ADSs as provided in the deposit agreement relating to the ADSs.

CGG Holding B.V.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value €100 per share	The authorized capital ceased to exist pursuant to an amendment of the articles of association dated October 10, 2013.	4,690,512

CGG Holding (U.S.) Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.01 per share	100	100

CGG Land (U.S.) Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $1.00 per share	5,000	1,000

CGG Marine B.V.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value €100 per share	The authorized capital ceased to exist pursuant to an amendment of the articles of association dated October 10, 2013.	759,180

CGG Services (U.S.) Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.10 per share	1,000	1,000

Viking Maritime Inc.

Title of class	Amount authorized (number of shares)	Amount outstanding (number of shares)
Ordinary shares, nominal value $0.01 per share	1,000	1,000

Set forth below is certain information as to each authorized class of debt securities of CGG S.A., guaranteed by the rest of the Applicants, as of December 31, 2017. The Applicants are not aware of any changes to these figures between December 31, 2017 and the date hereof.

Title of class	Amount authorized			Amount outstanding
6.50% Senior Notes due 2021	U.S.$	720,704,000	(1)	U.S.$	675,625,000
5.875% Senior Notes due 2020		€400,000,000			€400,000,000
6.875% Senior Notes due 2022	U.S.$	500,000,000		U.S.$	419,636,000
1.75% Convertible Bonds due 2020		N/A			€325,165,550
1.25% Convertible Bonds due 2019		N/A			€34,933,352

Note:

(1)	Includes $650,000,000 issued on May 31, 2011, $58,554,000 issued on January 20, 2017 and $12,150,000 issued on March 13, 2017.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A1	Amended and Restated Certificate of Incorporation of Alitheia Resources Inc. dated January 15, 2018.

Exhibit T3A2	Articles of Association of CGG S.A.

Exhibit T3A3	Deed of Amendment of Articles of Association of CGG Holding B.V. dated January 23, 2018.

Exhibit T3A4	Amended and Restated Certificate of Incorporation of CGG Holding (U.S.) Inc. dated January 15, 2018.

Exhibit T3A5	Amended and Restated Certificate of Incorporation of CGG Land (U.S.) Inc. dated January 15, 2018.

Exhibit T3A6	Deed of Amendment of Articles of Association of CGG Marine B.V. dated January 23, 2018.

Exhibit T3A7	Amended and Restated Certificate of Incorporation of CGG Services (U.S.) Inc., dated January 15, 2018.

Exhibit T3A8	Amended and Restated Certificate of Incorporation of Viking Maritime Inc. dated January 15, 2018.

Exhibit T3B1	Amended and Restated Bylaws of Alitheia Resources Inc. dated January 15, 2018.

Exhibit T3B2	Amended and Restated Bylaws CGG Holding (U.S.) Inc. dated January 15, 2018.

Exhibit T3B3	Amended and Restated Bylaws of CGG Land (U.S.) Inc. dated January 15, 2018.

Exhibit T3B4	Amended and Restated Bylaws of CGG Services (U.S.) Inc. dated January 15, 2018.

Exhibit T3B5	Amended and Restated Bylaws of Viking Maritime Inc. dated January 15, 2018.

Exhibit T3C

The form of indenture to be entered into by and among the Applicants, The Bank of New York Mellon, London Branch as trustee, principal paying agent, calculation agent, transfer agent and collateral agent as well as international collateral agent, The Bank of New York Mellon SA/NV, Luxembourg Branch as registrar and The Bank of New York Mellon as U.S. collateral agent.

Exhibit T3E*	Disclosure Statement Soliciting Acceptances of a Plan of Reorganization(1).

Exhibit T3F*	TIA Cross Reference Sheet (included in the form of indenture filed herewith as Exhibit T3C).

Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon.

Notes:

*	Previously filed.
(1)	Incorporated by reference to the Applicant’s Report on Form 6-K, dated August 30, 2017 (SEC File No. 001-14622).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized and attested in the City of Paris, and the Republic of France, on the 26th day of January 2018.

CGG S.A.

Attest:	/s/ Yves Goulard	By:	/s/ Jean-Georges Malcor
Name:	Yves Goulard	Name:	Jean-Georges Malcor
Title:	SVP Group Treasurer	Title:	Chief Executive Officer

CGG HOLDING B.V.

Attest:	/s/ Yves Goulard	By:	/s/ Beatrice Place-Faget
Name:	Yves Goulard	Name:	Beatrice Place-Faget
Title:	SVP Group Treasurer	Title:	Managing Director

CGG MARINE B.V.

Attest:	/s/ Yves Goulard	By:	/s/ Agathe Cottin
Name:	Yves Goulard	Name:	Agathe Cottin
Title:	SVP Group Treasurer	Title:	Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this Application, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and the State of Texas, on the 26th day of January 2018.

(SEAL)		ALITHEIA RESOURCES INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
Name:	Chad Meintel	Name:	Vince Thielen
Title:	Secretary	Title:	Treasurer

(SEAL)		CGG HOLDING (U.S.) INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
Name:	Chad Meintel	Name:	Vince Thielen
Title:	Secretary	Title:	Treasurer

(SEAL)		CGG LAND (U.S.) INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
Name:	Chad Meintel	Name:	Vince Thielen
Title:	Secretary	Title:	Treasurer

(SEAL)		CGG SERVICES (U.S.) INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
Name:	Chad Meintel	Name:	Vince Thielen
Title:	Secretary	Title:	Treasurer

(SEAL)		VIKING MARITIME INC.

Attest:	/s/ Chad Meintel	By:	/s/ Vince Thielen
Name:	Chad Meintel	Name:	Vince Thielen
Title:	Secretary	Title:	Treasurer